

April 13, 2026

Michel Amar
Chief Executive Officer
Digi Power X Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

      Re: Digi Power X Inc.
          Registration Statement on Form S-3
          Filed April 9, 2026
          File No. 333-294953

Dear Michel Amar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Komul Chaudhry at 202-551-4746 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets

cc: Alyse Sagalchik